UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ISSUER DIRECT CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

46520M204

(CUSIP Number)

Mr André Silverio Marques

EQS Group AG

Karlstrasse 47

Munich, Germany 80333

Telephone: +49 (0)89 210 298 0

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46520M204	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EQS Group AG, a German Stock Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 238,136
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 238,136
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,136
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.89% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Based upon 4,044,690 shares of common stock outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

CUSIP No. 46520M204	13D	Page 3 of 4 Pages

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D previously filed by EQS Group AG (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on August 25, 2017, as amended by Amendment No. 1, filed on September 11, 2017, and as further amended by Amendment No. 2, filed on September 26, 2017, and as further amended by Amendment No. 3, filed on November 9, 2018 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Issuer Direct Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 500 Perimeter Park Drive, Suite D, Morrisville NC 27560.

Unless otherwise indicated, all capitalized terms in this Amendment No. 4 have the meanings set forth for such terms in the Schedule 13D. Except as set forth herein, this Amendment No. 4 does not supplement, restate, amend or modify any of the information previously reported in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5(a), (b) and (c) are hereby amended and restated in their entirety with the following:

(a) The Reporting Person is deemed to have voting and dispositive power with respect to 238,136 shares of Common Stock of the Issuer, representing approximately 5.89% of the 4,044,690 shares of Common Stock issued and outstanding as of November 1, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

(b) The Reporting Person has sole voting and dispositive power with respect to 238,136 shares of the Issuer’s Common Stock.

(c)  Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the past 60 days in shares of Common Stock. During the past 60 days, the Reporting Person sold beneficial ownership of 53,576 shares of the Issuer’s Common Stock through sales made between September 25, 2018 and November 7, 2018 on the open market at prices ranging from $12.14 per share to $15.76 per share (exclusive of any fees, commissions or other expenses).

Transactions in the Common Stock effected by the Reporting Person during the past 60 days are set forth on Schedule A to this Amendment No. 4. All of the transactions reflected in Schedule A to this Amendment No. 4 were effected in open market transactions on the NYSE American Stock Market and other market places in the ordinary course of the Reporting Person’s business. Upon request, the Reporting Person hereby undertakes to provide to the Issuer, any stockholder of the Issuer, or the Staff of the Commission, full information regarding the number of shares of the Issuer’s Common Stock sold and the prices of each trade within the ranges set forth in this Item 5(c).

CUSIP No. 46520M204	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQS Group AG

Dated: November 9, 2018	By:	/s/ Andre Silverio Marques
Andre Silverio Marques
Chief Financial Officer

SCHEDULE A

TRANSACTIONS DURING PAST 60 DAYS

Transactions in Common Stock effected by the Reporting during the past 60 days are set forth below. Such transactions involved the purchase of shares on the NYSE American (formerly NYSE MKT) Stock Market and other market places. The Reporting Person hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which each transaction was effected.

Date	Type	Price	Shares
11/08/2018	Sales	$ 12.14*	9,502
11/07/2018		$ 12.36*	17,597
11/02/2018		$ 14.01**	945
10/26/2018		$ 13.70	6,001
10/25/2018		$ 14.69	4,462
10/23/2018		$ 14.75***	120
10/22/2018		$ 14.82****	728
10/17/2018		$ 15.00*****	3,500
10/15/2018		$ 15.00	100
10/12/2018		$ 15.15	1
10/09/2018		$ 15.30	3
10/04/2018		$ 15.54******	1,000
10/03/2018		$ 15.58*******	4,008
10/02/2018		$ 15.43********	803
10/01/2018		$ 15.35*********	1,900
09/27/2018		$ 15.54	1,917
09/25/2018		$ 15.76**********	989

* This transaction was executed in multiple trades at prices ranging from $12.20 - 12.50.

** This transaction was executed in multiple trades at prices ranging from $14.00 – 14.03.

*** This transaction was executed in multiple trades at prices ranging from $14.75 – 14.75.

**** This transaction was executed in multiple trades at prices ranging from $14.75 – 14.80.

***** This transaction was executed in multiple trades at prices ranging from $15.00 – 15.00.

****** This transaction was executed in multiple trades at prices ranging from $15.48 – 15.61.

******* This transaction was executed in multiple trades at prices ranging from $15.10 – 15.60

******** This transaction was executed in multiple trades at prices ranging from $15.05 – 15.60

********* This transaction was executed in multiple trades at prices ranging from $15.07 – 15.45

********** This transaction was executed in multiple trades at prices ranging from $15.45 – 15.85

*********** This transaction was executed in multiple trades at prices ranging from $12.55 - 12.55.